UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number 001-35123

Golar LNG Partners LP

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place

14 Par-la-Ville Road

Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.                                            Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).                                                Yes  ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).                                                Yes  ☐   No  ☒

Change in Registrant’s Certifying Accountant

On August 14, 2014, the Audit Committee (the “Audit Committee”) and Board of Directors of Golar LNG Partners LP (the “Partnership”) approved the appointment of Ernst & Young LLP (“Ernst &Young”) as the Partnership’s principal accountants. PricewaterhouseCoopers LLP was previously the principal accountants for the Partnership. Following the Audit Committee’s approval of Ernst & Young, PricewaterhouseCoopers LLP was dismissed.

The audit reports of PricewaterhouseCoopers LLP on the consolidated financial statements of the Partnership as of and for the years ended December 31, 2012 and 2013 did not contain any adverse opinion or disclaimer of opinion, nor was the opinion qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2013, and the subsequent period through August 14, 2014, there were: (1) no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinions to the subject matter of the disagreement, or (2) no reportable events as defined under Item 16F(a)(1)(v).

The Partnership has requested that PricewaterhouseCoopers LLP furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements.  A copy of such letter, dated September 4, 2014, is filed as Exhibit 99.1 to this Form 6-K.

This report on Form 6-K shall be deemed incorporated by reference into the Partnership’s Registration Statements on Form F-3 (File Nos. 333-181094 and 333-191909) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG PARTNERS LP

Date: September 4, 2014	By:	/s/ Graham Robjohns
Graham Robjohns
Principal Executive Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Report:

99.1—Letter from PricewaterhouseCoopers LLP to the Securities and Exchange Commission, dated September 4, 2014.